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                                                                       EXHIBIT 3

                         (SUMMIT BANK CORPORATION LOGO)

                                February 7, 2002

To Our Shareholders:

     Summit Bank Corporation is offering to purchase up to 180,000 shares of its common stock, or approximately 9.3% of the currently outstanding shares, from existing shareholders. The offer will expire on Friday, March 15, 2002, at 12:00 midnight, Atlanta time, unless we extend the offering. The price will not be in excess of $17.00 nor less than $14.00 per share.

     We are conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This allows you to select the price within the specified price range at which you are interested in selling your shares to us. At the conclusion of the offer and receipt of tenders, we will determine the lowest price within the price range that will enable us to purchase up to 180,000 shares. The same purchase price will be paid for all shares purchased in the offer.

     On February 4, 2002, the latest practicable trading day prior to the announcement of the terms of the offer, the closing price per share for the Summit common stock on the Nasdaq Stock Market was $14.85. Any shareholder whose shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. Any shareholders owning an aggregate of less than 100 shares whose shares are purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the securities exchanges.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to tender your shares, the instructions on how to tender shares are also explained in detail in the accompanying materials.

     Neither Summit nor its Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price of any tender. You must make your own decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. We have been advised that none of our directors or executive officers intends to tender any shares pursuant to the offer.

                                          Sincerely,

                                          /s/ Pin Pin Chau
                                          PIN PIN CHAU
                                          Chief Executive Officer